Exhibit (a)(19)

Roche Merger Internal Frequently Asked Questions

March 23, 2009

Is the merger completed? If not, what are the next steps?

The merger is not yet complete. There is a two step merger process.

Step 1:

Under the merger agreement, Roche has amended its tender offer to increase the price to $95 per share, and the offer is scheduled to expire on Wednesday, March 25 at midnight eastern time. If the tender offer is successful, Genentech stockholders who tender their shares will then receive $95 per share, without interest, promptly after the tender offer is completed.

In order for the tender offer to be successful:

•	The majority of non-Roche shareholders (other than Genentech directors and officers) must tender their shares;

•

Other conditions specified in Roche’s offer to purchase must be met (e.g. no court order blocking and no material adverse effect on Genentech); There is no longer any condition that Roche obtain financing.

Step 2:

If the tender offer is successful, Roche will consummate a merger. Stockholders who did not tender their shares will receive $95 per share in cash, without interest, after the merger closes and administrative requirements of the merger are completed. Based on the timing of these events, stockholders who do not tender their shares will receive payment for those shares later than stockholders who do tender their shares.

The “close” of the merger occurs when a certificate of merger is filed in Delaware to complete the merger. When the merger closes, Genentech becomes a wholly owned member of the Roche Group. The closing can occur as early as the day after the expiration of the tender offer, but could take up to a month or longer. Roche and Genentech will announce when the merger is closed.

What are the potential outcomes of Roche’s new tender offer of $95 per share?

If the conditions of the tender offer are met and Roche obtains greater than 90% of outstanding shares in the tender offer by March 25, 2009 or an extension date, then Roche will purchase the tendered shares and complete a “short-form” merger and cash out all shares at $95 per share. The “short-form” merger can occur as quickly as the day following the expiration of the tender offer and does not require a stockholder vote.

If the conditions of the tender offer are met and Roche receives a majority of the minority, but less than 90% of outstanding shares in the tender offer by March 25, 2009, or an extension, date, then Roche would purchase shares and have the following options:

•	Subsequent offering period: Roche allows for a period for stockholders to tender additional shares at $95 with the goal of increasing ownership to 90% and then complete a short form merger.

•

Top-up option: Roche purchases shares from the company pursuant to the top-up option in the merger agreement in order to increase its ownership of shares, including any shares purchased in any subsequent offer period, to 90% and then complete a short form merger.

•	Long-form merger: Roche will act by written consent to approve the merger, which requires 20 days notice to Genentech stockholders before the merger can occur.

Can the tender offer be extended past March 25, 2009?

If the conditions of the tender offer are not met on March 25, then Roche is required to extend the offer to as late as April 1, 2009. If the conditions are not met by April 1, then either party can terminate the agreement, and Roche cannot extend the offer beyond April 1 without the consent of the Special Committee.

I hear about the “close” of the merger but I’m not sure what is meant by “closed.” What can I expect in terms of timing of the close?

The “close” of the merger occurs when a certificate of merger is filed in Delaware to complete the merger. When the merger closes, Genentech becomes a wholly owned member of the Roche Group and all remaining Genentech stockholders who did not tender their shares will have their shares converted into the right to receive $95 per share in cash. If the tender is successful, the closing can occur as early as the day after the expiration of the offer, but could take up to a month or longer.

Roche and Genentech will announce when the merger is closed.

What steps do I need to take in order to get paid out at $95 per share for stock owned currently, vested stock options and unvested stock options and ESPP shares, if the tender offer and merger are successful?

Stock (e.g. previously exercised options, previous ESPP purchases, open market purchases, stock grants, etc.) For information about stock held in your 401(k) account, please refer to “What happens to the DNA stock I have in my 401(k)?”

First, you may elect to tender into the Roche tender offer any shares that you own. If you would like to tender your shares into the offer, follow the instructions in the question “How do I tender my shares to Roche.” You will receive payment of $95 per share in cash, without interest, for your tendered shares promptly after the tender offer is successfully completed.

Second, if you do not tender your shares into the offer, any shares you hold will automatically be converted into $95 in cash which will be paid to you, without interest, after the merger closes and administrative requirements of the merger are completed. Based on the timing of these events, stockholders who do not tender their shares will receive payment for those shares later than stockholders who do tender their shares. The administrative requirements of the merger require Roche to allow you to exercise your right under Delaware law to have your stock appraised instead of receiving the $95 cash merger consideration (“appraisal rights”). After the merger closes, Roche will mail you materials regarding your appraisal rights, which we expect will take several days after the merger closes. Once you receive these materials, in order to receive your cash payment for your shares, you must either contact your broker to affirmatively waive your appraisal rights or wait the 20 day period after receipt of the notice after which your appraisal rights expire. If you choose to exercise your appraisal rights, you will not receive the $95 per share merger consideration but will receive payment for your shares as determined by the appraisal rights procedures under Delaware law which will be explained in more detail in the mailing from Roche. Appraisal rights are only available to stockholders who do not tender their shares into the offer.

The “close” of the merger occurs when a certificate of merger is filed in Delaware to complete the merger. When the merger closes, Genentech becomes a wholly owned member of the Roche group. The closing can occur as early as the day after the expiration of the tender offer, but could take up to a month or longer. Roche will announce when the merger is closed.

The process by which the payments described above will be received (for both shares that are tendered and shares that are not tendered) depends on whether the shares are in a brokerage account (also called “street name”) or are held in record form (usually a paper stock certificate). You will receive payment for shares held in a brokerage account (e.g., Charles Schwab or E*Trade) from your broker into your account or another manner that you have designated. You will receive payment for shares held in paper stock certificate form from the depositary for the tender offer/paying agent for the merger, Mellon Investor Services, LLC, in the manner that you designate in the letter of transmittal that you must submit with your stock certificate(s).

Third, you may elect to sell your shares in the stock market at prevailing prices (although you must comply with Genentech’s insider trading policy, including any “blackout” restrictions that apply to you), but the prevailing price in the market may or may not be $95 per share. Trading of Genentech shares in the stock market may be discontinued at or near the time that the merger closes. You will receive payment for shares that you sell in the stock market from your broker into your account or another manner that you have designated.

Vested and Unvested Stock Options

As a reminder, stock option exercises have been suspended, effective as of 1:00 pm Pacific time on Friday March 20, 2009.

Once the merger is completed, all options you hold, whether or not vested or exercisable, will vest and be canceled in exchange for an amount of cash equal to the product of (a) the excess of $95.00 over the applicable exercise price, and (b) the number of shares subject to the option, reduced by applicable withholding taxes. Your cash payment will be paid to you by Genentech through either a direct deposit or a check, in accordance with your current payroll deposit method, promptly after the merger closes. You do not need to take any action for this to occur.

Any stock options that are “underwater” — defined as those with a strike (grant) price of $95 or more — will be cancelled at the closing of the merger and you will not receive any payment for those options.

ESPP (current purchase period)

For previously purchased ESPP shares under prior ESPP purchase periods, see the discussion above under “Stock.”

With respect to contributions made in the current ESPP purchase period, see the question “How will my employee stock purchase plan (ESPP) shares be treated?” You will receive the cash proceeds from the current purchase period through either direct deposit or a check, in accordance with your current payroll deposit method, promptly after the merger closes through the payroll department. You do not need to take any action for this to occur.

How do I tender my shares to Roche?

If you choose to tender your shares, below is some general information on the process. As a reminder, the tender offer is scheduled to expire on March 25th. You should consult Roche’s tender offer materials, which are available on the SEC website and at http://www.transactioninfo.com/roche/home.php for more details.

Shares held in a brokerage account (including shares previously purchased under the ESPP or through exercise of stock options)

If you hold shares in a brokerage account (also known as holding shares in “street name”), including any shares that you previously purchased through the ESPP, you need to instruct your broker that you wish to tender before the expiration of the offer. You should receive tender offer information and instructions by email or mail from your broker. However, given the short timeframe of the offer, you may want to contact your broker directly to discuss how to tender your shares. Your broker may need some time before the expiration of the offer to process your request to tender your shares.

Please be aware that many brokerage firms (including Schwab and E*Trade) may charge a fee for tendering shares, which is your responsibility and will not be paid by Roche or Genentech.

You will receive payment for tendered shares promptly after the tender offer is completed from your broker in your account or another manner that you have designated.

Shares held of record

If you hold your shares as a record holder (usually as a paper stock certificate), you need to complete a letter of transmittal and send it with your stock certificates directly to Roche’s depositary for the offer, Mellon Investor Services, LLC before the expiration of the offer. You should have received the letter of transmittal as part of Roche’s offer materials in the mail. However, given the short timeframe of the offer, you may want to contact Roche’s information agent for the offer for further instructions on tendering stock held in record form:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: genentech@mackenziepartners.com

You will receive payment for tendered shares promptly after the tender offer is completed from the depositary in the manner that you have designated in your letter of transmittal.

Options

You may not tender options into the offer. As a reminder, stock option exercises have been suspended, effective as of 1:00 pm Pacific on Friday March 20, 2009.

Current ESPP Purchase Period

There is no mechanism to tender the shares you will receive in the current ESPP purchase period into the tender offer. You will receive the cash proceeds from the current purchase period through either direct deposit or a check, in accordance with your current payroll deposit method from Genentech payroll, promptly after the merger closes. You do not need to take any action for this to occur.

What happens to the DNA stock I have in my 401(k)?

Your 401(k) account will remain in place, but the DNA stock fund will be liquidated (using the $95 merger price) and eliminated as an investment alternative. This will occur at the time of the merger, or earlier in connection with the tender offer, to the extent the trustee of the 401(k) plan has been directed to tender shares. Your interest in the DNA stock fund as well as future contributions will then be automatically reinvested in the Managed Income Portfolio II Class 2 Fund in the 401(k) Plan, or you can choose to transfer your assets from that fund to other investment alternatives available under the 401(k) Plan, following the usual asset allocation procedure on the Fidelity website, www.401k.com.

There will be no distribution of your 401(k) funds to you due to liquidation of the DNA stock fund, so there is no taxation or early withdrawal penalties. As soon as possible following a merger, Fidelity will provide you with more information regarding the Managed Income Portfolio II Class 2 Fund into which your DNA stock funds were reinvested and your ability to transfer those funds to other investment alternatives available under the 401(k) Plan.

When will option and stock transactions take place if I do not tender and the merger occurs? Will the proceeds just appear in my stock brokerage account?

Stock Options

Your cash payment for your vested and unvested stock options (calculated based on $95 per share net of the exercise price, less applicable withholding) will be paid by Genentech promptly after the close of the merger, through either a direct deposit or a check, in accordance with your current payroll deposit method.

Stock

Any outstanding Genentech stock that you currently have in a brokerage account (e.g. Schwab or E*Trade) will be converted to cash automatically at $95 per share (without interest) and deposited into your account after the merger closes and the administrative requirements of the merger are completed.

If you hold shares directly as a “record holder” (also known as holding shares in certificate form) you will receive a letter of transmittal from Roche after the merger closes which you will need to complete and return with your stock certificates to receive cash payment for your shares at $95 per share (without interest). You will receive payment for those shares from the paying agent for the merger, Mellon Investor Services, LLC, in the manner that you designate in the letter of transmittal, after the merger closes and the administrative requirements of the merger are completed.

Will taxes be withheld from the payment I receive for stock options and shares that I own?

Taxes will be withheld by Genentech from the payment that you receive for your stock options. The amount of tax withheld will be based on specific, predetermined tax rates that apply to transactions of this type, and these tax rates are not affected by your individual Form W-4 withholding exemptions.

Depending on your individual tax situation, the amount of tax withheld may be more or less than your actual tax liability. If the amount of tax withheld is less than your actual tax liability, you will be responsible for paying the additional tax owed. You should consult a tax advisor for advice about your individual tax situation.

No taxes will be withheld from the payment that you receive for shares that you own, as long as you have provided the payor with the applicable IRS form (usually a Form W-9) and are not otherwise subject to “backup withholding”. You will be responsible for determining and paying all taxes associated with the cash out of the shares you own. The tax rate usually depends on how long you have held individual shares. For example, those held for less than one year are usually subject to short-term capital gains tax. You should consult a tax advisor for advice about your individual tax situation.

How will my employee stock purchase plan (ESPP) shares be treated?

If the merger is completed, there will be no future offering periods after the current offering period terminates. Any ESPP payroll deductions taken after the termination of the offering period will be refunded to you. Please read below for more detail.

Shares You Hold May be Tendered At Your Option

If you own shares that you acquired through the ESPP (1) they can be tendered into the offer, if you elect to do so, by following the instructions in Roche’s tender materials, and you would receive $95 per share (without interest) promptly after the tender offer is successfully completed or (2) if you do not tender the shares, they will be cashed out at $95 per share (without interest) after the merger closes and administrative requirements of the merger are completed.

No Further Increases in ESPP Contribution Rate

You may not increase your payroll deductions beyond your current election.

Current ESPP Offering Period May Terminate Early; No Future Offering Periods

The current offering period of the ESPP program was scheduled to terminate on April 30, 2009 prior to Genentech entering into the merger agreement with Roche. However, in the merger agreement, we have agreed with Roche that the current offering period will now terminate at the earlier of (1) the time the tender is completed or (2) the regularly scheduled end of the current purchase period (April 30, 2009). Therefore, if the tender offer were to be completed at the scheduled expiration date of March 25, 2009, then the current ESPP offering period would terminate on March 25, 2009. Also, if the merger is completed, there will be no future offering periods after the current offering period terminates. Any ESPP payroll deductions taken after the termination of the offering period will be refunded to you.

Accumulated Payroll Deductions

Accumulated payroll deductions that you have made, and any future payroll deductions that are made before the current ESPP offering period terminates (at your current election, since you may no longer increase your payroll deductions beyond your current election), will be used to buy shares under the plan, subject to the usual terms of the plan. Those shares will then automatically be exchanged for $95 in cash (without interest) in the merger (see the example below). If you have excess cash in the plan (since there will be no additional purchase periods into which you can rollover these contributions) that excess will be returned to you.

The following hypothetical example shows how payroll deductions for a quarter would be applied:

•	Your payroll contributions during the first quarter of 2009 (February 1 through March 25, 2009) were $1,000.00

•	Your shares will be purchased at the lower of (i) 85% of the Grant Date fair market value, or (ii) 85% of the Purchase Date fair market value.

•	The Grant Date is November 1, 2008 (a Saturday) and the Fair market value of the Common Stock on November 3, 2008 (the first business day of the month) is $83.64.

•	The hypothetical Purchase Date is March 25, 2009 and the hypothetical fair market value of Common Stock on the Purchase Date is $94.85

•	85% of the Grant Date fair market value of Common Stock is $71.09 ($83.64* 85%)

•	85% of the Purchase Date fair market value of Common Stock is $80.62 ($94.85 * 85%)

•	Your shares are purchased at $71.09 (the lower of the two prices above)

•	You would receive 14 shares ($1,000/$71.09 = 14) with $4.74 leftover

•	For your 14 shares, you will receive $1,330.00 (14 shares * $95.00) and the $4.74 would be returned to you as soon as possible

•	No taxes will be withheld from this payment. Please consult your tax advisor on amounts you may owe.

No taxes will be withheld from the payment that you receive for your ESPP shares, as long as you have provided the payor with the applicable IRS form (usually a Form W-9) and are not otherwise subject to “backup withholding”. You will be responsible for determining and paying all taxes associated with the payment that you receive for those shares. The tax rate usually depends on how long you have held individual shares. For example, those held for less than one year are usually subject to short-term capital gains tax. You should consult a tax advisor for advice about your individual tax situation.

What will happen to stock options whose strike price is $95 or more?

Any stock options that are “underwater” — defined as those with a strike (grant) price of $95 or more — will be cancelled at the closing of the merger and you will not receive any payment for those options.

When will Roche announce planned changes including restructuring, budgets, current employee benefits, and what employee benefit packages may be after December 31, 2010?

In the merger agreement Roche agreed with Genentech that until December 31, 2010 Roche will provide continuing employees with compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits provided by Genentech at the effective time of the merger, all as more fully described in the merger agreement.

Roche management is working in collaboration with Genentech management to make information available to Genentech employees very quickly as to the specific programs and benefits in the event that a merger is completed. Roche’s practice is to support a competitive remuneration plan that attracts, retains, and motivates highly-talented employees. Roche values Genentech employees and wants to retain the approach and spirit that has made the company so successful in the past. The benefit programs going forward will be developed through collaboration between senior management of Roche and Genentech.

I am eligible for sabbatical. Should I take it? Do you anticipate that Roche will continue the sabbatical program?

Roche management is working in collaboration with Genentech management to make information about employee benefits available to Genentech employees very quickly in the event that a merger is completed. The exact timing of such announcements following a potential merger is unknown, but we are aware that these are pressing issues for employees and will share information following the completion of a merger as soon as it is available.

In the meantime, if you are currently eligible for sabbatical, talk with your manager about whether or not this is a good time for your sabbatical.

Who should I contact with questions about how a merger with Roche will affect my immigration status?

For questions related to immigration issues, please contact the Relocation and Immigration Department at 650-225-1117 or relocation@gene.com.

Does the current retention plan cover employees hired after August 18, 2008?

No. The retention plan was implemented to offset the uncertainty that the original announcement of the Roche proposal caused for employees at the time. Employees who were hired after August 18 were aware of the Roche proposal and some of this uncertainty when they accepted employment at Genentech.

When will eligible employees receive the first 50% of the retention bonus?

Eligible employees will receive the first 50% of the retention bonuses promptly following the close of the merger. This portion of the retention bonus will be paid as direct deposit or a check, in accordance your current payroll deposit method.

The “close” of the merger occurs when a certificate of merger is filed in Delaware to complete the merger. When the merger closes, Genentech becomes a wholly owned member of the Roche Group and all remaining Genentech stockholders who did not tender their shares will have their shares converted into the right to receive $95 per share in cash (without interest). If the tender is successful, the closing can occur as early as the day after the expiration of the offer or could take up to a month or longer.

How does Roche delineate early development and late-stage development?

Roche has not indicated which areas are considered to be early development and which are late-stage.

What do I do if I usually collaborate with Roche? Should I continue to work with them?

Continue with business as usual in connection with our existing collaborations and any ongoing work with Roche. It is important for everyone to remain focused on the many important initiatives and projects across the company because patients are depending on us.

If you are contacted by a Roche representative prior to the close of a merger about transition planning, please direct the inquiry to Ashraf Hanna and your group’s EC member.

I received a telephone call from Roche’s agent for the tender offer asking me to tender the shares that I own into the tender offer. Is this permitted? How should I respond?

It is typical and customary for shareholders (including employee shareholders) to be contacted and asked to tender their shares into a tender offer. MacKenzie Partners, Roche’s information agent, is available to assist you if you wish to tender your shares. However, you are not obligated to do so.